

February 17, 2011

Mr. Di Fan
Chief Executive Officer
China Heli Resource Renewable Inc.
7/F, Nan Jue Tower
East Nan Hu Rd., Shui Mo Gou District
Urumqi, Xin Juang Province, P.R. China

> **Re:** **China Heli Resource Renewable Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 14, 2010**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed February 14, 2011**
> **File No. 0-28879**

Dear Mr. Fan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief